SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                     AER LINGUS ARE STILL HIDING THE TRUTH

                     AND STILL RIPPING OFF THE IRISH PUBLIC

Wednesday, 14th May 2003 - The Chief Executive of Aer Lingus, Willie Walsh, who recently confirmed that Aer Lingus has been ripping off the Irish public for years - yesterday complained that Ryanair's estimate for Aer Lingus's average fare wasn't correct. He wants Ryanair to compare average fares on a like for like basis, in which they claim;

Michael O'Leary, the Chief Executive of Ryanair has written again this morning to Willie Walsh (see attached) challenging him to provide an auditors confirmation of Aer Lingus's scheduled revenues for the last 12 months. If Ryanair receives this information we will amend our ads to contain an exact like for like comparison. Of course this would not be necessary if Willie Walsh and the Directors of Aer Lingus hadn't hidden this information in Aer Lingus's recent annual accounts



         "Segmental disclosure of turnover by source and destination are not provided as the Directors are of the opinion that disclosure of such information would be prejudicial to the interests of the group".

Ryanair also challenged Aer Lingus to publish their statistics for customer service. For each of the last three months when the Association of European Airlines has published passenger service statistics for on-time flights, flight cancellations and lost bags, Aer Lingus has been the only member airline to refuse to disclose its performance. These figures confirm that Ryanair offers the No.1 punctuality, No.1 rate of flight completions and is No.1 for fewest lost bags, whereas Aer Lingus - as usual - is still charging high fares and providing poor customer service.

Responding to Aer Lingus's challenge today, Ryanair's Chief Executive, Michael O'Leary said;

        "It's time for Willie Walsh and Aer Lingus to come clean and stop hiding the truth. As Willie himself confirmed Aer Lingus have been ripping off the Irish public for years and the rip off continues. They won't reveal their average air fares precisely because they are so high, and they won't reveal their on-time performance because it is so low.

        "Ryanair continues to beat the pants off Aer Lingus for low fares, on-time flights and No.1 customer service. Aer Lingus don't want the truth, because Aer Lingus can't handle the truth".

Ends.                                      Wednesday, 14th May 2003

For reference:      Michael O'Leary        Pauline McAlester
                    Ryanair                Murray Consultants
                    Tel. +353-1-8121212    Tel. +353-1-4980300








                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  14 May 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director